[Letterhead of Arnold & Porter Kaye Scholer LLP]

April 2, 2018

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck

Special Counsel

Re:     Republic of Panama

Registration Statement under Schedule B

Filed February 26, 2018

File No. 333-223218

Form 18-K for Fiscal Year Ended December 31, 2016, as amended

Filed September 29, 2017, as amended February 26, 2018

File No. 333-07558

Dear Mr. Kluck

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 23, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K, for the fiscal year ended December 31, 2016 (the “18-K”), as amended. On behalf of the Republic of Panama (the “Republic”), we are responding to the Comment Letter, as set forth below.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Republic’s response. With this letter, and bearing the same date, the Republic is filing Amendment No. 2 to the 18-K on Form 18-K/A (“Amendment No. 2”).

***

Form 18-K for Fiscal Year Ended December 31, 2016

Exhibit 99.D

Recent Government Actions, D-6

1.	We note your disclosure on page D-8 that in January 2017, the government published for the first time a “National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism” and that the analysis identifies the risk level of money laundering in Panama. The disclosure indicates that the report is to help with the development of public policies and to direct resources effectively. Please update the Form 18-K to include any governmental policies undertaken by Panama to address risks related to money laundering. To the extent material, please include in the prospectus any related risk factors.

In response to the Staff’s comment, the Republic has updated Form 18-K by filing Amendment No. 2 to include disclosure on governmental policies undertaken by Panama to address risks related to money laundering.

As per the disclosure, the Republic has undertaken substantial steps to combat money laundering both prior to and after February 19, 2016, the date on which the Financial Action Task Force removed Panama from the so-called grey list of jurisdictions that are high-risk or non-cooperative with regard to money laundering and countering financing of terrorism. Panama continues to address anti-money laundering issues with the Financial Action Task Force of Latin America (“GAFILAT”), most recently by undertaking with GAFILAT a Mutual Evaluation report assessing Panama’s 2017 National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism. Key findings in the Mutual Evaluation are reflected in the new disclosure.

The Panamanian economy and its banking system remain stable and sound. As discussed in the 18-K and Amendment No. 2 thereto, following the May 5, 2016, designation of Balboa Bank and Trust Corp. as a Specially Designated Narcotics Trafficker by the U.S. Treasury Office of Foreign Assets Control (“OFAC”), the Panamanian Superintendency of Banks assumed control of the bank’s assets and there was no contagion of other Panamanian banks or the Panamanian economy as a whole. Nor does Panama see a risk that the entire Panamanian banking system will be subjected to Patriot Act restrictions on correspondent banking such that the Panamanian economy as a whole will be adversely affected. Consequently, the Republic respectfully submits that risks arising from money laundering are not material enough to justify any inclusion of a risk factor with regard to money laundering in the prospectus at this time.

Table No. 2, D-26

2.	Please provide inflation numbers based on the same CPI inflation base year or advise us why presenting annual percentage change with different base years is appropriate.

Following international best practices and in connection with its demographic surveys, the Republic has since 1952 changed the CPI inflation base approximately every 10 years. Between 2007 and 2008 the Instituto Nacional de Estadistica Censo (“INEC”) performed a countrywide census on household income and household spending. The updated information was used as the base for the 2013 CPI inflation base year, which replaced the 2002 CPI inflation base year. The 2013 change in base year was performed by the INEC in accordance with the Classification of Individual Consumption according to Purpose (“COICOP”) reference classification published by the United Nations Statistics Division.

Rebasing enables the Republic to have a better understanding of the price and characteristics of the goods and services purchased by consumers. It also permits Panama to update the basket of goods and services to be measured to reflect goods and services actually being traded in the economy. Additionally, the 2013 base year encompasses a wider geographic area than the 2002 base, including data from two additional cities.

Providing inflation numbers based on the same CPI inflation base year for a five year review period under Table No. 2 of the 18-K would be impractical and inaccurate. Panama expects to provide CPI inflation with base year 2013 for the full five-year period disclosed once the 2018 CPI inflation figures are published and then until the base year is once again updated by the INEC.

We are grateful for your assistance in this matter. If you have any additional comments or questions, please do not hesitate to contact the undersigned at (202) 942 5042 or Whitney.Debevoise@arnoldporter.com.

Very truly yours,

/s/ E. Whitney Debevoise II
E. Whitney Debevoise II

Enclosures

cc:      Emanuel González-Revilla

Ambassador of Panama,

Embassy of Panama